BYLAWS

OF

Li3 Group, Inc.

a Florida "C" Corporation

TABLE OF CONTENTS (PAGE 3 OF 3)

BYLAWS

OF

LI3 GROUP, INC.
(a Florida corporation)

ARTICLE I

DEFINITIONS

As used in these Bylaws, the term:

1.1   "Articles of Incorporation" means the initial articles of incorporation of the Corporation, as amended, supplemented or restated from time to time.

1.2 "Assistant Secretary" means an Assistant Secretary of the Corporation.

1.3 "Assistant Treasurer" means an Assistant Treasurer of the Corporation.

1.4 "Board" means the Board of Directors of the Corporation.

1.5   "Business Corporation Act" means the Florida Business Corporation Act, Section 607.0101 et seq. of the Florida Statutes, as amended from time to time.

1.6 "Bylaws" means the initial Bylaws of the Corporation, as amended, supplemented or restated from time to time.

1.7 "Chairman" means the Chairman of the Board of the Corporation (Co-Founder).

1.8 "Corporation" means **LI3 GROUP, INC.**, a Florida corporation.

1.9 "Directors" means the Directors of the Corporation.

1.10   "CEO" means the Chief Executive Officer of the Corporation (Co-Founder).

1.11 "President" means the President of the Corporation (Co-Founder).

1.12 "Secretary" means the Secretary of the Corporation.

1.13 "Shareholders" means the shareholders of the Corporation.

1.14 "Treasurer" means the Treasurer of the Corporation.

1.15 "Vice President" means a Vice President of the Corporation.

1.16 "CTO" means the Chief Technology Officer of the Corporation.

ARTICLE II

SHAREHOLDERS

2.1 Place of Meetings. Every meeting of shareholders shall be held at the office of the Corporation, currently at 6382 NW 23rd Street, Boca Raton, FL 33434, or at such other place within or without the State of Florida, as shall be specified or fixed in the notice of such meeting or in the waiver of notice thereof, as instructed by both Co-Founders.

2.2 Annual Meeting. A meeting of shareholders shall be held annually for the election of directors and the transaction of any other business that may come before the meeting. The time and place of the meeting shall be as determined by the Board and designated in the notice of meeting.

2.3 Special Meetings. A special meeting of shareholders, unless otherwise prescribed by statute, may be called at any time by the Board, by the Chairman, by the CEO, by the President or by the holders of not less than ten percent (10%) of the outstanding shares entitled to vote at any meeting of the shareholders. At any special meeting of shareholders only such business may be transacted as is related to the purpose or purposes of such meeting set forth in the notice thereof given pursuant to Section 2.5 of the Bylaws or in any waiver of notice thereof given pursuant to Section 2.6 of the Bylaws.

2.4 Fixing Record Date. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be more than 30 days before the date of such meeting, nor more than 10 days prior to any other action. If no such record date is fixed:

(a) the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which notice is given, or, if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held.

(b) the record date for determining shareholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first written consent is expressed.

(c) the record date for determining shareholders for any purpose other than those specified in Sections 2.4(a) and 2.4(b) shall be at the close of business on the day on which the Board adopts the resolution relating thereto. When a determination of shareholders entitled to notice of or to vote at any meeting of shareholders has been made as provided in this Section 2.4, such determination shall apply to any adjournment thereof, unless the Board fixes a new record date for the adjourned meeting.

2.5 <u>Notice of Meetings of Shareholders.</u> Except as otherwise provided in Sections 2.4 and 2.6 of the Bylaws, whenever under the Business Corporation Act or the Articles of Incorporation or the Bylaws, shareholders are required or permitted to take any action at a meeting, written notice shall be given stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. A copy of the notice of any meeting shall be given, by phone, personally, mail (with/without confirmed delivery), or by email, not less than 5 nor more than 30 days before the date of the meeting, to each shareholder entitled to notice of or to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, with postage prepaid, directed to the shareholder at his address as it appears on the records of the Corporation. An affidavit from both (2) the Co-Founders or an Assistant or of an assigned agent of the Corporation that the notice required by this Section 2.5 has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted at the meeting as originally called. If, however, the adjournment is for more than 10 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

2.6 <u>Waivers of Notice.</u> Whenever notice is required to be given to any shareholder under any provision of the Business Corporation Act or the Articles of Incorporation or the Bylaws, a written waiver thereof, signed by the shareholder entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a shareholder at a meeting shall constitute a waiver of notice of such meeting, except when the shareholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareholders need be specified in any written waiver of notice.

2.7 <u>List of Shareholders.</u> The CEO, or Secretary (if any) shall prepare and make, or cause to be prepared and made, at least 7 days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be open to the examination of any shareholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder who is present.

2.8 <u>Quorum of Shareholders: Adjournment.</u> The holders of a majority of the shares of stock entitled to vote at any meeting of shareholders, present in person or represented by proxy, shall constitute a quorum for the transaction of any business at such meeting. When a quorum is once present to organize a meeting of shareholders, it is not broken by the subsequent withdrawal of any shareholder or shareholders. The holders of a majority of the shares of stock present in person or represented by proxy at any meeting of shareholders, including an adjourned meeting, whether or not a quorum is present, may adjourn such meeting to another time and place.

2.9 <u>Voting of Shares.</u> Unless otherwise provided in the Articles of Incorporation, every shareholder of record shall be entitled at every meeting of shareholders to one vote for each share of capital stock standing in his name on the record of shareholders determined in accordance with Section 2.4 of the Bylaws. The provisions of Sections 607.0721, 607.0723, and 607.0724 of the Business Corporation Act shall apply in determining whether any shares of capital stock may be voted and the persons, if any, entitled to vote such shares, but the Corporation shall be protected in treating the persons in whose names shares of capital stock stand on the record of shareholders as owners thereof for all purposes. At any meeting of shareholders at which a quorum is present to organize the meeting), all matters, except as otherwise provided by law or by the Articles of

Incorporation or by the Bylaws, shall be decided by a majority of the votes cast at such meeting by the holders of shares of capital stock present in person or represented by proxy and entitled to vote thereon, whether or not a quorum is present when the vote is taken.

2.10 <u>Ballots.</u> All elections of directors shall be by written ballot. In voting on any other question on which a vote by ballot is required by law or is demanded at the commencement of the meeting by any shareholder entitled to vote, the voting shall be by ballot. Each ballot shall be signed by the shareholder voting or by his proxy, and shall state the number of shares voted. On all other questions, the voting shall be by voice vote.

2.11 <u>Proxies.</u> Every shareholder entitled to vote at a meeting of shareholders may authorize another person or persons to act for him by proxy. The validity and enforceability of any proxy shall be determined in accordance with Section 607.0722 of the Business Corporation Act.

2.12 <u>Selection and Duties of Inspectors at Meetings of Shareholders.</u> The Board, in advance of any meeting of shareholders, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the person presiding at such meeting may, and on the request of any shareholder entitled to vote thereat shall, appoint one or more inspectors. In case any person appointed fails to appear or act, the vacancy may be filled by appointment made by the Board in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspector or inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting or any shareholder entitled to vote thereat, the inspector or inspectors shall take a report in writing of any challenge, question or matter determined by him or them and execute a certificate made by the inspector or inspectors shall be prima facie evidence of the facts stated and of the vote as certified by him or them.

2.13 Organization. At every meeting of shareholders, the Chairman and CEO, or in the absence of the Chairman and/or CEO, the President, or in the absence of both the Chairman, the CEO, and the President, or a Director shall be present, that Director is to be designated by the Board (or in the absence of any such designation, the most senior Director, based on age with the Company, present) shall act as lead Director of the meeting of the Board. A Director, or in his absence one of the Directors, shall act as Secretary of the meeting. In case none of the officers above designated to act as Chairman, CEO, or Secretary of the meeting, respectively, a Director shall be chosen by a majority of the votes cast at such meeting by the holders of shares of capital stock, present in person, or represented by proxy and entitled to vote at the meetings.

2.14 Order of Business. The order of business at all meetings of shareholders shall be as determined exclusively by either the CEO and/or Chairman of the meeting, as available accordingly, whereby every meeting of shareholders shall be held at the office of the Corporation, unless as directed by managing CEO.

2.15 Action by Shareholders Without a Meeting. (a) Any action required or permitted to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if the action is taken by the holders of issued and outstanding stock entitled to vote thereon having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. In order to be effective, the action must be evidenced by one or more written consents describing the action taken, dated and signed by approving shareholders having the requisite number of votes entitled to vote thereon, and delivered to the Corporation by delivery to its principal office. No written consent shall be effective to take the corporate action referred to therein unless, within 10 days of the date of the earliest dated consent delivered in the manner required by this Section 2.15, written consents signed by the number of holders required to take action are delivered to the Corporation.

(b) Any written consent may be revoked prior to the date that the Corporation receives the required number of consents to authorize the proposed action. No revocation is effective unless in writing by both or the successor of the Co-Founders, David Macias and Jorge Aizcorbe, and until received by the Corporation at its principal office.

(c) Within 10 days after obtaining authorization by written consent, notice shall be given to those shareholders who have not consented in writing or who are not entitled to vote on the action. The notice shall fairly summarize the material features of the authorized action and, if the action is one for which dissenters' rights are provided by law or the Articles of Incorporation, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with applicable law.

(d) Whenever action is taken pursuant to written consent, the written consent or consents of the shareholders consenting thereto or the written reports of the inspectors appointed to tabulate such consents shall be filed with the minutes of proceedings of shareholders of the Corporation.

ARTICLE III

DIRECTORS

3.1   General Powers. Except as otherwise provided in the Articles of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board, namely at the direction of its Founder/CEO. The Board may adopt such rules and regulations, not inconsistent with the Articles of Incorporation or the Bylaws or applicable laws, as it may deem proper for the conduct of its meetings and the management of the Corporation. In addition to the powers expressly conferred by the Bylaws, the Board may exercise all powers and perform all acts which are not reviewed, by the Bylaws or the Articles of Incorporation or by law, to be exercised and performed by the shareholders.

3.2   Nominations for Directors. Nominations for election to the Board may be made by the Board, its Founder/CEO or by any holder of shares of any outstanding class of capital stock of the Corporation entitled to vote for the election of directors. Nominations other than those made by the Board shall be made by notification in writing delivered to the Secretary not less than 60 nor more than 90 days prior to any annual or special meeting of shareholders called for the election of directors; provided, however that if less than 7 days notice of such meeting is given to shareholders, such nomination shall be delivered to a Co-Founder or Secretary not later than the close of business on the seventh day following the day on which the notice of such meeting was mailed to shareholders.

3.3   Number: Qualification: Term of Office. The Board shall at all times consist of not less than one nor more than nine persons as the Board shall determine. Directors need not be shareholders. Each Director shall hold office until his successor is elected and qualified or until his earlier death, resignation or removal.

3.4 <u>Election.</u> Directors shall, except as otherwise required by law or by the Articles of Incorporation, be elected by a plurality of the votes cast at a meeting of shareholders at which a quorum is present by the holders of shares entitled to vote in the election. Co-Founders can act in duties as Chairman, whereby have the power to cast a tie-breaking vote if the board is deadlocked on an issue.

3.5 <u>Newly Created Directorships and Vacancies.</u> Unless otherwise provided in the Articles of Incorporation, newly-created directorships resulting from an increase in the number of directors and vacancies occurring in the Board for any other reason, including the removal of Directors, shall be filled by vote of a majority of the Directors then in office, although less than a quorum, or by a sole remaining director. A Director elected to fill a vacancy shall be elected to hold office for a term expiring at the next annual meeting of shareholders, or until his earlier death, resignation or removal.

3.6 <u>Resignations.</u> Any Director may resign at any time by written notice to the Corporation. Such resignation shall take effect at the time there in specified, and, unless otherwise specified, the acceptance of such resignation shall not be necessary to make it effective.

3.7 <u>Removal of Directors.</u> Any or all of the Directors may be removed from office at any time, with or without cause, if unilaterally agreed to by the 2 Co-Founders, as is provided in Section 607.0808 of the Business Corporation Act.

3.8 <u>Compensation.</u> Each Director, in consideration of his service as such, shall be entitled to receive from the Corporation such amount per annum or such fees for attendance at Directors' meetings, or both, as the Board may from time to time determine, together with reimbursement for the reasonable expenses incurred by him in connection with the performance of his duties. Each Director who shall serve as a member of any committee of Directors in consideration of his serving as such shall be entitled to such additional amount per annum or such fees for attendance at committee meetings, or both, as the Board may from time to time determine, together with reimbursement for the reasonable expenses incurred by him in the performance of his duties. Nothing contained in this Section 3.8 shall preclude any Director from serving the Corporation or its subsidiaries in any other capacity and receiving compensation therefor. Both Co-Founders have Employment Agreements, in 5-year terms, renewable, and continuous for 2 terms minimum.

3.9   Place and Time of Meetings of the Board. Meetings of the Board, regular or special, may be held at any place within or without the State of Florida, as shall be specified or fixed in the notice of such meeting or in the waiver of notice thereof, as instructed by both Co-Founders. The times and places for holding meetings of the Board may be fixed from time to time by resolution of the Board or (unless contrary to resolution of the Board) in the notice of the meeting.

3.10   Annual Meeting. On the day when and at the place where the annual meeting of shareholders for the election of directors is held, and as soon as practicable thereafter, the Board may hold its annual meeting, without notice of such meeting, for the purposes of organization, the election of officers and the transaction of other business. The annual meeting of the Board may be held at any other time and place specified in a notice given as provided in Section 3.12 of the Bylaws for special meetings of the Board or in a waiver of notice thereof.

3.11   Regular Meetings. Regular meetings of the Board may be held at such times and places as may be fixed from time to time by the Board. Unless otherwise required by the Board, regular meetings of the Board may be held without notice. If any day fixed for a regular meeting of the Board shall be a Saturday or Sunday or a legal holiday at the place where such meeting is to be held, then such meeting shall be held at the same hour at the same place on the first business day thereafter which is not a Saturday, Sunday or legal holiday.

3.12   Special Meetings. Special meetings of the Board shall be held whenever called, initially in order by the managing CEO, then the Chairman, then by the President, or by any two or more Directors. Notice of each special meeting of the Board shall, if mailed, be addressed to each director at the address designated by him for that purpose or, if none is designated, at his last known address at least 10 days before the date on which the meeting is to be held; or such notice shall be sent to each director at such address by mail, email, telegraph, cable, telefax or wireless, text, or be delivered to him personally, not later than five days before the date on which such meeting is to be held. Every such notice shall state the time and place of the meeting but need not state the purposes of the meeting, except to the extent required by law. If mailed, each notice shall be deemed given when deposited, with postage thereon prepaid, in a post office or official depository under the exclusive care and custody of the United States post office department. Such mailing shall be by first class mail.

3.13 Adjourned Meetings. A majority of the Directors present at any meeting of the Board, including an adjourned meeting, whether or not a quorum is present, may adjourn such meeting to another time and place. Notice of any adjourned meeting of the Board need not be given to any Director, whether or not he was present at the time of the adjournment. Any business may be transacted at any adjourned meeting that might have been transacted at the meeting as originally called.

3.14 <u>Waiver of Notice.</u> Whenever notice is required to be given to any Director or member of a committee of directors under any provision of the Business Corporation Act or of the Articles of Incorporation or Bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated there in, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice.

3.15 <u>Organization.</u> At each meeting of the Board, the Co-Founders, the current CEO/Chairman, followed by President, of the Corporation, or in the absence of the Chairman, CEO, or President, or in the absence of each aforementioned, a new Chairman can be chosen by a majority of the Directors present, shall preside. The Secretary, if any, shall act as Secretary at each meeting of the Board. In case the Secretary shall be absent from any meeting of the Board, an Assistant Secretary, if any, shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all Assistant Secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

3.16 <u>Quorum of Directors.</u> A quorum for the transaction of business or of any specified item of business at any meeting of the Board shall consist of a majority of the Directors.

3.17 <u>Action by the Board.</u> All corporate action taken by the Board or any committee thereof shall be taken at a meeting of the Board or of such committee, as the case may be, except that any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. Members of the Board or any committee designated by the Board may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.17 shall constitute presence in person at such meeting. Except as otherwise provided by the Articles of Incorporation or by law, the vote of a majority of the Directors (including those who participate by means of conference telephone or similar communications equipment) present at the time of the vote, if a quorum is present at such time, shall be the act of the Board.

ARTICLE IV

COMMITTEES OF THE BOARD

The Board may, by resolution passed by a majority of the entire Board, designate one or more committees, each committee to consist of one or more of the Directors. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Articles of Incorporation or Bylaws, adopting an agreement of merger or consolidation, recommending to the shareholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the shareholders a dissolution of the Corporation or a revocation of a dissolution, declaring or paying any dividend or other distribution in respect of the stock of the Corporation, issuing or selling stock of the Corporation or acquiring issued and outstanding stock of the Corporation.

ARTICLE V

OFFICERS

5.1 <u>Officers.</u> The Board shall elect as officers, a Chairman, a CEO, currently the same party at inception of the Company, a President, a Secretary and a Treasurer, and may elect or appoint one or more Vice Presidents and such other officers as it may determine. The Board may use descriptive words or phrases to designate the standing, seniority or area of special competence of the Vice Presidents elected or appointed by it. Each officer shall hold his office until his successor is elected and qualified or until his earlier death, resignation or removal in the manner provided in Section 5.2 of the Bylaws. Any two or more offices may be held by the same person such as the current Chairman and CEO, David Macias who is a Co-Founder with President Jorge Aizcorbe. The Board may require any officer to give a bond or other security for the faithful performance of his duties, in such amount and with such sureties as the Board may determine. All officers as between themselves and the Corporation shall have such authority and perform such duties in the management of the Corporation as may be provided in the Bylaws or as the Board may from time to time determine.

5.2 Removal of Officers. Any officer elected or appointed by the Board may be removed by the Board with cause, upon agreement unilaterally by its Co-Founders. The Co-Founders can remove themselves at their own volition at any time. The removal of an officer without cause shall be without prejudice to his contract rights, nor affecting contractual salaries, nor issued shareholdings, dilutive clauses, if any. The election or appointment of an officer shall not of itself create contract rights, as Co-Founders have 5-year Employment Agreements, renewable in their entirety for an additional two, 5-year terms and its set conditions.

5.3 Resignations. Any officer may resign at any time by so notifying the Board, but the CEO, the Chairman, or the President, must be in writing or email. Such resignation shall take effect at the date of receipt of such notice or at such later time as is therein specified, and, unless otherwise specified, the acceptance of such resignation shall not be necessary to make it effective. The resignation of an officer shall be without prejudice to the contract rights of the Corporation, if any.

5.4 Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled for the unexpired portion of the term in the manner prescribed in the Bylaws for the regular election or appointment to such office.

5.5 Compensation. Salaries or other compensation of the officers may be fixed from time to time by the Board. No officer shall be prevented from receiving a salary or other compensation by reason of the fact that he is also a Director. Co-Founders have 5-year Employment Agreements, renewable in their entirety for an additional two, 5-year term and its set conditions.

5.6 Chairman. The Chairman at this time shall be the Chief Executive Officer (CEO) of the Corporation, and the CEO will remain with such Chairmanship powers as Co-Founder of the

Corporation always, and shall have general supervision over the business of the Corporation, as Chairman or as CEO; subject, however, to the control of the Board and of any duly authorized committee of Directors. He shall preside at all meetings of the Shareholders and of the Board. He may, with the Secretary (if any) or the Treasurer (if any) or an Assistant Secretary (if any) or an Assistant Treasurer (if any), and only Director assigned with the duty of signing certificates for shares of capital stock of the Corporation as its Co-Founders. Co-Founders may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases where the signing and executing thereof shall be expressly delegated by the Board or by the Bylaws to some other officer or agent of the Corporation, or shall be required by law otherwise to be signed or executed; and, in general, he shall perform all duties incident to the office of Chairman and/or CEO, and such other duties as from time to time may be assigned to him by the Board.

      5.7 <u>CEO.</u> The CEO at this time shall be the Chairman of the Corporation, and the CEO will remain with such Chairmanship powers as Co-Founder of the Corporation always, and shall have general supervision over the business of the Corporation, as Chairman or as CEO; subject, however, to the control of the Board and of any duly authorized committee of Directors. He shall preside at all meetings of the Shareholders and of the Board. He may, with the Secretary (if any) or the Treasurer (if any) or an Assistant Secretary (if any) or an Assistant Treasurer (if any), and only Director assigned with the duty of signing certificates for shares of capital stock of the Corporation as its Co-Founders. Co-Founders may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases where the signing and executing thereof shall be expressly delegated by the Board or by the Bylaws to some other officer or agent of the Corporation, or shall be required by law otherwise to be signed or executed; and, in general, he shall perform all duties incident to the office of Chairman and/or CEO, and such other duties as from time to time may be assigned to him by the Board.

      5.8 <u>President.</u> The President shall be the Chief Operating Officer of the Corporation and shall have general supervision over the day-to-day affairs of the Corporation，as Co-Founder of the Corporation always, subject, however, to the control of the Chairman and/or CEO, the Board, and any duly-authorized committee of Directors. The President shall, if the Chairman and/or CEO shall not be present, preside at meetings of the shareholders and at meetings of the Board. He may, with the Secretary (if any) or the Treasurer (if any) or an Assistant Secretary (if any) or an Assistant Treasurer (if any), sign certificates for shares of capital stock of the Corporation at the absence of the current Chairman/CEO. He may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases where the signing and execution thereof shall be expressly delegated by the Board or by the Bylaws to some other officer or agent of the Corporation, or shall be required by law otherwise to be signed or executed; and, in general, he shall perform all duties incident to the office of President and such other duties as from time to time may be assigned to him by the Board.

5.9 <u>Vice Presidents.</u> At the request of the President, or, in his absence, at the request of the Board, the Vice Presidents shall (in such order as may be designated by the Board or, in the absence of any such designation, in order of seniority based on age) perform all of the duties of the President and so acting shall have all the powers of, and be subject to all restrictions upon, the President. Any Vice President may, with the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer, sign certificates for shares of capital stock of the Corporation only if the current Chairman/CEO or then President is incapacitated without documented resolve. If so, any Vice President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts or other instruments authorized by the Board, except in cases where the signing and execution thereof shall be expressly delegated by the Board or by the Bylaws to some other officer or agent of the Corporation, or shall be required by law otherwise to be signed or executed. Each Vice President shall perform such other duties as from time to time may be assigned to him by the Board, by the CEO, by the Chairman, or by the President.

5.10 <u>Secretary.</u> The Secretary, if present, shall act as Secretary of all meetings of the shareholders and of the Board, and shall keep the minutes thereof in the proper book or books to be provided for that purpose; he shall see that all notices required to be given by the Corporation are duly given and served; he/she may, with the CEO, the Chairman, the President, or a Vice President, sign certificates for shares of capital stock of the Corporation only if the current Chairman/CEO or then President is incapacitated without documented resolve; he/she shall be custodian of the seal of the Corporation, only if the current Chairman/CEO or then President is incapacitated without documented resolve, and then may seal with the seal of the Corporation, or a facsimile thereof, all certificates for shares of capital stock of the Corporation and all documents the execution of which on behalf of the Corporation under its corporate seal is authorized in accordance with the provisions of the Bylaws; he shall have charge of the stock ledger and also of the other books, records and papers of the Corporation relating to its organization and management as a Corporation, and shall see that the reports, statements and other documents required by law are properly kept and filed; and shall, in general, perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Board, by the CEO, by the Chairman, or by the President.

5.11 <u>Treasurer.</u> The Treasurer shall have charge and custody of, and be responsible for, all funds, securities and notes of the Corporation; receive and give receipts for moneys due and payable to the Corporation from any source whatsoever; deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with these Bylaws; against proper vouchers, cause such funds to be disbursed by checks or drafts on the authorized depositories of the Corporation signed in such manner as shall be determined in accordance with any provisions of the Bylaws, and be responsible for the accuracy of the amounts of all moneys so disbursed; regularly enter or cause to be entered in books to be kept by him or under his direction full and adequate account of all moneys received or paid by him for the account of the Corporation; have the right to require, from time to time, reports or statements giving such information as he may desire with respect to any and all financial transactions of the Corporation from the officers or agents transacting the same; render to the CEO, the Chairman, the President or the Board, whenever the CEO, the Chairman, the President or the Board, respectively, shall require him so to do, an account of the financial condition of the Corporation and of all his transactions as Treasurer; exhibit at all reasonable times his books of account and other records to any of the Directors upon application at the office of the Corporation where such books and records are kept; and, in general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the Board, by the CEO, by the Chairman, or by the President; and he may sign with the CEO, the Chairman, the President, or a Vice President certificates for shares of capital stock of the only if the current Chairman/CEO or then President without documented resolve.

5.11 <u>Assistant Secretaries and Assistant Treasurers.</u> Assistant Secretaries and Assistant Treasurers shall perform such duties as shall be assigned to them by the Secretary or by the Treasurer, respectively, or by the Board, by the CEO, by the Chairman, or by the President. Assistant Secretaries and Assistant Treasurers may, with the CEO, the Chairman, the President, or a Vice President, sign certificates for shares of capital stock of the Corporation only if the current Chairman/CEO or then President is incapacitated without documented resolve.

ARTICLE VI

CONTRACTS, CHECKS, DRAFTS, BANK ACCOUNTS, ETC.

6.1   Execution of Contracts. The Board may authorize any officer, employee or agent, in the name and on behalf of the Corporation, to enter into any contract or execute and satisfy any instrument, and any such authority may be general or confined to specific instances or otherwise limited.

6.2   Loans. The CEO, the Chairman, the President, or any other officer, employee or agent authorized by the Bylaws or by the Board may effect loans and advances at any time from the bank accounts of Li3 Group, Inc. and/or for the Corporation from any bank, trust company or other institution or from any firm, corporation or individual and for such loans and advances may make, execute and deliver promissory notes, bonds or other certificates or evidences of indebtedness of the Corporation, and, only if the current Chairman/CEO or then President is incapacitated without documented resolve, when authorized by the Board so to do, may pledge and hypothecate or transfer any securities or other property of the Corporation as security for any such loans or advances. Such authority conferred by the Board may be general or confined to specific instances or otherwise limited.

6.3   Checks, Drafts, Etc. All checks, drafts and other orders for the payment of money out of the funds of the Corporation and all notes or other evidences of indebtedness of the Corporation shall be signed on behalf of the Corporation in such manner as shall from time to time be determined by resolution of the Board.

6.4   Deposits. The funds of the Corporation not otherwise employed shall be deposited from time to time to the order of the Corporation in such banks, trust companies or other depositories as the Board, the CEO, the Chairman, or the President may select or as may be selected by an officer, employee or agent of the Corporation to whom such power may from time to time be delegated by the Board, the CEO, or the Chairman, or the President.

ARTICLE VII

STOCK AND DIVIDENDS

7.1   Certificates Representing Shares. The shares of capital stock of the Corporation shall be represented by certificates in such form (consistent with the provisions of Section 607.0625 of the Business Corporation Act) as shall be approved by the Board. Such certificates shall be signed always by the current CEO, and may be sealed with the seal of the Corporation or a facsimile thereof, upon possession of such existing corporate seal. The signatures of the officers upon a certificate may be emailed or by facsimiles, if the certificate is countersigned by a transfer agent or registrar other than the Corporation itself or its employee. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon any certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may, unless otherwise ordered by the Board, be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

7.2   Transfer of Shares. Transfers of shares of capital stock of the Corporation shall be made only on the books of the Corporation by the holder thereof or by his duly-authorized attorney appointed by a power of attorney duly executed and filed with the CEO, or if CEO assigns such power to the Chairman, or the President, or the Secretary, or a transfer agent of the Corporation, and on surrender of the certificate or certificates representing such shares of capital stock properly endorsed for transfer and upon payment of all necessary transfer taxes. Every certificate exchanged, returned or surrendered to the Corporation shall be marked "Canceled," with the date of cancellation, by the CEO or if the CEO assigns such power to the Chairman, or the President, or the Secretary, or a transfer agent of the Corporation by the Secretary or an Assistant Secretary or the transfer agent of the Corporation. A person in those name shares of capital stock shall stand on the books of the Corporation shall be deemed the owner thereof to receive dividends, to vote as such owner and for all other purposes as respects the Corporation. No transfer of shares of capital stock shall be valid as against the Corporation, its shareholders and creditors for any purpose, except to render the transferee liable for the debts of the Corporation to the extent provided by law, until such transfer shall have been entered on the books of the Corporation by an entry showing from and to whom transferred.

7.3   Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agents and registry offices or agents at such place or places as may be determined from time to time by the Board.

7.4 Lost, Destroyed, Stolen and Mutilated Certificates. The holder of any shares of capital stock of the Corporation shall immediately notify the Corporation of any loss, destruction, theft or mutilation of the certificate representing such shares, and the Corporation may issue a new certificate to replace the certificate alleged to have been lost, destroyed, stolen or mutilated. The Board may, in its discretion, as a condition to the issue of any such new certificate, require the owner of the lost, destroyed, stolen or mutilated certificate, or his legal representatives, to make proof satisfactory to the Board of such loss, destruction, theft or mutilation and to advertise such fact in such manner as the Board may require, and to give the Corporation and its transfer agents and registrars, or such of them as the Board may require, a bond in such form, in such sums and with such surety or sureties as the Board may direct, to indemnify the Corporation and its transfer agents and registrars against any claim that may be made against any of them on account of the continued existence of any such certificate so alleged to have been lost, destroyed, stolen or mutilated and against any expense in connection with such claim.

7.5 Regulations. The Board may make such rules and regulations as it may deem expedient, not inconsistent with the Bylaws or with the Articles of Incorporation, concerning the issue, transfer and registration of certificates representing shares of its capital stock.

7.6 Restriction on Transfer of Stock. A written restriction on the transfer or registration of transfer of capital stock of the Corporation, if permitted by Section 607.0627 of the Business Corporation Act and noted conspicuously on the certificate representing such capital stock, may be enforced against the holder of the restricted capital stock or any successor or transferee of the holder including an executor, personal representative, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder. Unless noted conspicuously on the certificate representing such capital stock, a restriction, even though permitted by Section 607.0627 of the Business Corporation Act, shall be ineffective except against a person with actual knowledge of the restriction. A restriction on the transfer or registration of transfer of capital stock of the Corporation may be imposed either by the Articles of Incorporation or by an agreement among any number of shareholders or among such shareholders and the Corporation. No restriction so imposed shall be binding with respect to capital stock issued prior to the adoption of the restriction unless the holders of such capital stock are parties to an agreement or voted in favor of the restriction.

7.7 <u>Dividends, Surplus, etc.</u> Subject to the provisions of the Articles of Incorporation and of law, the Board may: (a) declare and pay dividends or make other distributions on the outstanding shares of capital stock in such amounts and at such time or times as, in its discretion, the condition of the affairs of the Corporation shall render it advisable;

(b) use and apply, in its discretion, any of the surplus of the Corporation in purchasing or acquiring any shares of capital stock of the Corporation, or purchase warrants or options therefor, in accordance with law, or any of its bonds, debentures, notes, scrip or other securities or evidences of indebtedness; and

(c) set aside from time to time out of such surplus or net profits such sum or sums as, in its discretion, it may think proper, as a reserve fund to meet contingencies, or for equalizing dividends or for the purpose of maintaining or increasing the property or business of the Corporation, or for any purpose it may think conducive to the best interests of the Corporation.

ARTICLE VIII

<u>INDEMNIFICATION</u>

The corporation shall indemnify and hold harmless its directors, officers, employees and agents to the fullest extent permitted by the laws of the State of Florida.

ARTICLE IX

<u>BOOKS AND RECORDS</u>

9.1 Books and Records. The Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of the shareholders, the Board and any committee of the Board. The Corporation shall keep at its principal office in Boca Raton, Florida or at the office of the transfer agent or registrar of the Corporation a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

9.2 Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, shareholder records, may be kept on, or be in the form of, physical document files and folders, electronic document files and folders, photographs, cloud storage, internal and/or external drives, secure servers, or any other information storage device, provided that the records so kept can be converted into clearly legible written form within a reasonable time. The Corporation shall so convert any records so kept upon the request of the Records Custodian to provide to any person or entity, which has been approved in advance by the Corporation's Records Management Committee, to allow such person or entity to inspect the same, by the Co-Founders, the current Chairman/CEO and President.

9.3   Inspection of Books and Records. Except as otherwise provided by law, the Board shall determine from time to time, by a majority vote or written consent of the board or the Records Management Committee, whether, and, if allowed, when and under what conditions and regulations, the accounts, books, minutes and other records of the Corporation, or any of them, shall be open to inspection.

ARTICLE X

SEAL

The Board may adopt a corporate seal which shall be in the form of a circle and shall bear the full name of the Corporation, the year of its incorporation and the word "Florida", currently created and held by a Co-Founder at its principal office in Boca Raton, Florida.

ARTICLE XI

FISCAL YEAR

The fiscal year of the Corporation shall be determined, and may be changed, by resolution of the Board.

ARTICLE XII

SECURITIES OF OTHER ENTITIES

Unless otherwise provided by resolution of the Board, the CEO, the Chairman, or the President may, from time to time, appoint one or more attorneys or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as a shareholder or otherwise in any corporation or other entity, any of whose shares or securities may be held by the Corporation, at meetings of the holders of stock or other securities of such corporation or other entity, or to consent in writing to any action by any such corporation or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed on behalf of the

Corporation and under its corporate seal, or otherwise, such written proxies, consents, waivers or other instruments as he may deem necessary or proper in his discretion; or the President may himself attend any meeting of the holders of the stock or other securities of any such corporation or other entity and thereat vote or exercise any or all other powers of the Corporation as the holder of such stock or other securities of such corporation or other entity.

<center>ARTICLE XIII</center>

<center>GENDER</center>

As used in these Bylaws, the masculine gender shall extend to and shall include the feminine and the neuter genders.

<center>ARTICLE XIV</center>

<center>AMENDMENTS</center>

These Bylaws may not be amended, modified, altered, changed or repealed, in whole or in part, unless such amendment, modification, alteration, change or repeal is approved by a majority of the Director(s) at a meeting of the current Board at which a quorum is present.

Dated June 13, 2022

David Macias

Chairman and CEO and Co-Founder

OPERATING AGREEMENT
OF
LI3 GROUP, INC., A FLORIDA C CORPORATION

The undersigned Directors (collectively, the "Directors" and each, a "Director") hereby form a Florida C Corporation pursuant to and in accordance with the statute governing C Corporations in the State of Florida (as amended from time to time, the "Act"), and hereby declare the following to be the Florida C Corporation's Agreement of such Florida C Corporation (this "Agreement"):

1.   <u>Name</u>. The name of the Florida C Corporation (the "Company") is Li3 Group, Inc.

2.   <u>Purpose and Powers</u>. The purpose of the Company is (i) End-To-End Supply Chain Mining and (ii) to engage in any activity for which Florida C Corporations may be organized in the State of Florida.   The Company shall possess and may exercise all of the powers and privileges granted by the Act and all of the lawful powers and privileges granted by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the lawful business purposes or activities of the Company.

3.   <u>Formation; Term; Existence</u>. David Macias, as an authorized person, has executed, delivered and filed the initial Certificate of Formation of the Company with the Secretary of State of the State of Florida. The Directors, or any Director(s) so authorized, shall execute, deliver and file any amendments and/or restatements of the Certificate of Formation of the Company and any other certificates or other documents (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in any other jurisdiction in which the Company may wish to conduct business. The term of the Company commenced on the date hereof, being the date the initial Certificate of Formation of the Company was filed with the Secretary of State of the State of Florida, and the term of the Company shall continue until the dissolution of the Company pursuant to Section 20 hereof. The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation of the Company pursuant to the Act and this Agreement.

4.   <u>Registered Office</u>. The Company shall continuously maintain in the state of Florida, a known place of business that may be the address of its statutory agent.

5.   <u>Registered Agent</u>. The Company shall continuously maintain in the state of Florida, a statutory agent who may be either:
   a) An individual who resides in this state
   b) A domestic Company formed under Florida state law
   c) A foreign Company authorized to transact business in the state of Florida
   d) A Florida C Corporation formed under Florida state law, or
   e) A Florida C Corporation authorized to transact business in the state of Florida.

6. <u>Admission of Directors</u>. Simultaneously with the execution and delivery of this Agreement and the filing of the initial Certificate of Formation of the Company with the Secretary of State of the State of Florida, each Director is hereby admitted to the Company as a Director of the Company in respect of its respective Interests (as hereinafter defined), which Interests shall be issued by the Company to such Director, and shall be acquired by such Director, upon the delivery to the Company of such Director's respective capital contribution as provided in Section 9 below. The Directors shall have the initial Percentage Interests as defined and set forth in Sections 11 and 12.

7. <u>Interest</u>. The Company shall be authorized to issue a single class of Florida C Corporation interests in the Company (the "Interests"), which may be evidenced by a certificate, and shall include any and all benefits to which the holder of such Interests may be entitled in this Agreement and under the Act, together with all obligations of such person to comply with the terms and provisions of this Agreement and obligations under the Act.

8. <u>Capital Contributions</u>. Simultaneously with its execution hereof, each Director agrees to contribute to the Company (as to each, its "Capital Contribution") the amount of money or property set forth opposite such Director's name on the attached Schedule A in exchange for its respective Interest. To the fullest extent permitted by applicable law, no Director is required to make any contribution of property or money to the Company in excess of its respective Capital Contribution. No Director shall contribute any additional cash or property, as a capital contribution, to the Company without the prior consent of all the Directors.

9. <u>Capital Accounts</u>. An account shall be established in the Company's books for each Director and transferee (each, a "Capital Account") in accordance with the rules of Section 704 of the Code (as hereinafter defined) and Section 1.704-1(b)(2)(iv) of the Regulations (as hereinafter defined).

10. <u>Percentage Interest</u>. Each Director's Interest in the Company shall be expressed as a percentage equal to the ratio on any date of such Director's Capital Account on such date to the aggregate Capital Accounts of all Directors on such date, such Capital Accounts to be determined after giving effect to all contributions of property or money, distributions and allocations for all periods ending on or prior to such date (as to any Director, its "Percentage Interest").

11. <u>Initial Percentage Interest of the Directors</u>. As of the date hereof, each Director's initial Percentage Interest shall be as set forth opposite such Director's name on the attached Schedule A.

12. <u>Distributions</u>. At such time or times as the Directors shall determine, the Directors shall promptly cause the Company to distribute to the Directors any cash held by the Company which is neither reasonably necessary for the operation of the Company nor in violation of applicable law (including, but not limited to, the Act). Except as set forth in Section 21, cash available for distribution shall be distributed to the Directors in accordance with their respective Percentage Interests.

13. <u>Allocation of Profits and Losses</u>.

(a)   <u>General Allocation Rules</u>. After giving effect to the special allocations set forth in Section 14(b) hereof, the profits and losses of the Company shall be allocated to the Directors in accordance with their respective Percentage Interests.

(b) <u>Special Allocation Rules</u>. The following special allocations shall be made in the following order:

(1) Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Section 14, if there is a net decrease in Company Minimum Gain (as defined in Section 14(c) hereof) during any Allocation Year (as defined in Section 14(c) hereof), each Director shall be specially allocated items of Company income and gain for such Allocation Year (and, if necessary, subsequent Allocation Years) in an amount equal to such Director's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Director pursuant thereto. The items to be so allocated shall be determined in accordance with sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section 14(b)(1) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

(2) Director Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Section 14, if there is a net decrease in Director Nonrecourse Debt Minimum Gain (as defined in Section 14(c) hereof) attributable to a Director Nonrecourse Debt (as defined in Section 14(c) hereof) during any Allocation Year, each Director who has a share of the Director Nonrecourse Debt Minimum Gain attributable to such Director Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such Allocation Year (and, if necessary, subsequent Allocation Years) in an amount equal to such Director's share of the net decrease in Director Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Director pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 14(b)(2) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(3) Qualified Income Offset. In the event any Director unexpectedly receives any adjustments, allocations, or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) of the Regulations, items of Company income and gain shall be specially allocated to such Director in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit (as defined in Section 14(c) hereof) of the Director as quickly as possible, provided that an allocation pursuant to this Section 14(b)(3) shall be made only if and to the extent that the Director would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section 14 have been tentatively made as if this Section 14(b)(3) were not in this Agreement.

(4) Gross Income Allocation. In the event any Director has a deficit Capital Account at the end of any Allocation Year which is in excess of the sum of (i) the amount such Director is obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Director shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 14(b)(4) shall be made only if and to the extent that such Director would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Section 14 have been made as if Section 14(b)(3) hereof and this Section 14(b)(4) were not in this Agreement.

(5)   Nonrecourse Deductions. Nonrecourse Deductions (as defined in Section 14(c) hereof) for any Allocation Year shall be specially allocated to the Directors in proportion to their respective Percentage Interests.

(6)   Director Nonrecourse Deductions. Any Director Nonrecourse Deductions (as defined in Section 14(c) hereof) for any Allocation Year shall be specially allocated to the Director who bears the economic risk of loss with respect to the Director Nonrecourse Debt to which such Director Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(7)   Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Director in complete liquidation of such Director's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Directors in accordance with their interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Director to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(c)   Definitions for Special Allocation Rules.

(1) "Adjusted Capital Account Deficit" means, with respect to any Director, the deficit balance, if any, in such Director's Capital Account as of the end of the relevant Allocation Year, after giving effect to the following adjustments:

(i)   Credit to such Capital Account any amounts which such Director is deemed to be obligated to restore pursuant to the penultimate sentences in Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and

(ii)   Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

(2) "Allocation Year" means (i) the period commencing on the date hereof and ending on December 31, 2022, (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31, or (iii) any portion of the period described in clauses (i) or (ii) for which the Company is required to allocate profits, losses and other items of Company income, gain, loss or deduction pursuant to Section 14 hereof.

(3) "Code" means the Internal Revenue Code of 1986, as amended.

(4) "Company Minimum Gain" has the same meaning as the term "Partnership Minimum Gain" in Regulations Sections 1.704-2(b)(2) and 1.704-2(i)(2).

(5) "Director Nonrecourse Debt" has the same meaning as the term "Partner nonrecourse debt" in Section 1.704-2(b)(4) of the Regulations.

(6) "Director Nonrecourse Debt Minimum Gain" means an amount, with respect to each Director Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Director Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

(7) "Director Nonrecourse Deductions" has the same meaning as the term "Partner nonrecourse deductions" in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations.

(8) "Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(b)(1) of the Regulations.

(9) "Regulations" means the Treasury Regulations promulgated under the Code.

(d)   Curative Allocations. The allocations set forth in Sections 14(b)(1), 134(b)(2), 14(b)(3), 14(b)(4), 14(b)(5), 14(b)(6), 14(b)(7) and 14(e) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Directors that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 14(d). Therefore, notwithstanding any other provision of this Section 14 (other than the Regulatory Allocations), the Directors shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Director's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Director would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 14(a) hereof.

(e)   Loss Limitation. Losses allocated pursuant to Section 14(a) hereof shall not exceed the maximum amount of losses that can be allocated without causing any Director to have an Adjusted Capital Account Deficit at the end of any Allocation Year. In the event some but not all of the Directors would have Adjusted Capital Account Deficits as a consequence of an allocation of losses pursuant to Section 14(a) hereof, the limitation set forth in this Section 13(e) shall be applied on a Director by Director basis and losses not allocable to any Director as a result of such limitation shall be allocated to the other Directors in accordance with the positive balances in such Director's Capital Accounts so as to allocate the maximum permissible losses to each Director under Section 1.704-1(b)(2)(ii)(d) of the Regulations.

(f)   Other Allocation Rules.

(1)   For purposes of determining the profits, losses, or any other items allocable to any period, profits, losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Directors using any permissible method under Code Section 706 and the Regulations thereunder.

(2)   The Directors are aware of the income tax consequences of the

allocations made by this Section 14 and hereby agree to be bound by the provisions of this Section 14 in reporting their shares of Company income and loss for income tax purposes.

(3)   Solely for purposes of determining a Director's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a) (3), the Directors' interests in Company profits are in proportion to their respective Percentage Interests.

(4)   To the extent permitted by Section 1.704-2(h) (3) of the Regulations, the Directors shall endeavor to treat distributions pursuant to Section 21 hereof as having been made from the proceeds of a Nonrecourse Liability or a Director Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Director.

(5)   In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Directors so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial gross asset value using the standard allocation method under the Regulations to Section 704(c) of the Code.

14. Management

(a)   The Company shall be managed by the Directors, inclusive of the affirmative vote of the CEO and/or Chairman of the Directors being necessary to constitute valid action of the Company (the "Required Vote"). In connection with any action taken for which a Required Vote was obtained, the other Directors, outside of the CEO and/or Chairman shall not have all powers necessary, useful or appropriate for the management and conduct of the Company's business, unless the CEO and/or Chairman were to become incapacitated in abilities to complete his duties, or by death. All instruments, contracts, agreements and documents providing for the acquisition, mortgage or disposition of property of the Company shall be valid and binding on the Company if executed by any such authorized Director.

(b)   To the extent permitted by applicable law and subject to the provisions of this Agreement, the Directors hereby authorize the Company to purchase assets from, sell assets to or otherwise, dealing only with the CEO and/or Chairman, acting on its own behalf, or any affiliate of any Director; *provided* that any such purchase, sale or other transaction shall be made on terms and conditions which are no less favorable to the Company than if the sale, purchase or other transaction had been made with an independent third party, if affirmed in writing or email only by the CEO and/or Chairman.

15. Compensation. None of the Directors shall receive compensation for services rendered to the Company in their capacities as Directors, unless voted unanimously and approved by the CEO and/or Chairman

16. Assignments. A Director may assign all or any part of its Interest only with the consent of all other Directors. A transferee of an Interest may only be admitted to the Company a substituted Director in respect of the Interest transferred to it with the consent of all other Directors,

only if affirmed and signed with the consent of the CEO and/or Chairman; provided, in any event, that the transferee must agree in a document or instrument to be bound by the terms of this Agreement.

17. <u>Resignation and Withdrawal</u>. A Director may resign or withdraw from the Company only upon the consent of all other Directors. Upon any such permitted resignation or withdrawal, the resigning or withdrawing Director shall receive the fair value of its Interest, if Any, in accordance with the Act, determined as of the date it ceases to be a Director of the Company, requiring affirmation and signing of the CEO and/or Chairman.

18. <u>Additional Directors.</u> Additional Directors may only be admitted to the Company upon the consent of all of the Directors, requiring affirmation and signing of the CEO and/or Chairman, which consent may be evidenced by, among other things, the execution of an amendment to or an amendment and restatement of this Agreement.

19. <u>Dissolution</u>.   The Company shall dissolve, and its affairs shall be wound up, in accordance with the Act. Upon the dissolution of the Company, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and the Directors, and none of the Directors shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs; <u>provided</u> that all covenants contained in this Agreement and obligations provided for in this Agreement shall continue to be fully binding upon the Directors until such time as the property of the Company has been distributed pursuant to Section 21 and the Certificate of Formation of the Company has been cancelled pursuant to the Act and this Agreement. The Directors, or the person(s) appointed by the Directors, shall be responsible for overseeing the liquidation and winding up of the Company, in accordance with, and requiring the affirmation and signing of the CEO and/or Chairman.

20. <u>Distributions upon Dissolution</u>. Upon the dissolution of the Company as provided in Section 20, the assets of the Company shall be distributed in accordance with the Act.

21. <u>Cancellation</u>. Upon completion of the winding up and liquidation of the Company in accordance with Sections 20 and 21 and the Act, the person(s) responsible for such winding up and liquidation shall promptly cause to be executed and filed the necessary documents to terminate, cancel and/or dissolve the Company in accordance with the Act and the laws of any other jurisdictions in which such person(s) deem such filing necessary or advisable.

22. <u>Tax Characterization</u>. The Directors acknowledge that it is the intention of the Company to be treated as a C Corp for federal and all relevant state tax purposes. All provisions of the Company's Certificate of Formation and this Agreement are to be construed so as to preserve that tax status. Within seventy-five (75) days from the date of filing the Company's Certificate of Formation with the Secretary of State of the State of Florida the Directors (or any Director(s) so authorized), on behalf of the Company, shall make and file (or cause to be made and filed) all available elections for the Company to be so treated. The Directors shall be obligated to satisfy all necessary and appropriate filing and reporting requirements. David Macias shall be the "tax matters partner" within the meaning of Section 6231(a)(7) of the Code.

23. <u>Limited Liability</u>. None of the Directors shall have any liability for the obligations of the Company except to the extent provided herein or required by the Act.

24. <u>Amendment</u>. This Agreement may be amended only in a writing signed by all of the Directors or simply by the affirmation and signing of the CEO and/or Chairman.

25. <u>Governing Law</u>. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF FLORIDA EXCLUDING ANY CONFLICTS OF LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION.

26. <u>Severability.</u> Except as otherwise provided in the succeeding sentence, every term and provision of this Agreement is intended to be severable, and if any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the legality or validity of the remainder of this Agreement. The preceding sentence shall be of no force or effect if the consequence of enforcing the remainder of this Agreement without such illegal or invalid term or provision would be to cause any party to lose the benefit of its economic bargain hereunder.

27. <u>Notices.</u> Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be in writing or by electronic mail or facsimile and shall be deemed to have been delivered, given and received for all purposes (a) when the same is delivered, if delivered personally to the person or to an officer of the person to whom the same is directed, (b) when the same is actually received, if sent either by courier or delivery service or registered or certified mail, postage and charges prepaid, or (c) when the same is sent unless the sender has actual knowledge of non-receipt, if sent by electronic mail or facsimile, if such electronic mail or facsimile is followed by a hard copy of the emailed or facsimiled communication sent either by courier or delivery service or registered or certified mail, postage and charges prepaid, addressed to the recipient party at the address, electronic mail address and/or facsimile number set forth for such party in the books and records of the Company.

28. <u>Forum Selection/Consent to Jurisdiction.</u> Any proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought, conducted and heard in the State or Federal courts of the State of Florida and such State and Federal courts shall have non-exclusive jurisdiction over any proceeding seeking to enforce any provision of, or based upon any right arising out of, this Agreement. Each Director hereby irrevocably (a) submits to the non-exclusive personal jurisdiction of such courts, (b) agrees to service of such courts' process upon them with respect to any such proceeding, (c) waives any objection to venue laid therein and (d) consents to service of process by registered mail, return receipt requested. Nothing herein shall affect the right of any party to serve legal process in any manner permitted by law or affect its right to bring any action in any other court.

29. <u>Counterpart Execution</u>. This Agreement may be executed simply by requiring the affirmation and signing of the CEO and/or Chairman with the same effect as if all of the Directors had signed the same document. All counterparts shall be construed together and shall constitute one agreement. To the fullest extent permitted by applicable law, signatures to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will have the same effect as physical delivery of the paper document bearing the original signature.

30. <u>Relationship between the Agreement and the Act</u>. Regardless of whether any provision of this Agreement specifically refers to particular Default Rules, (a) if any provision of this Agreement conflicts with a Default Rule, the provision of this Agreement shall control and the Default Rule shall be modified or negated accordingly and (b) if it is necessary to construe a Default Rule as modified or negated in order to effectuate any provision of this Agreement, the Default Rule shall be so construed. For purposes of this Section 31, "Default Rule" shall mean a rule stated in the Act that applies except to the extent it is negated or modified through the provisions of a C Corporation's Certificate of Formation or the Florida C Corporation's Operating Agreement.

[signature page follows]

IN WITNESS WHEREOF, the undersigned have caused this Florida C Corporation Agreement to be executed as of the 30TH day of May, 2022.

DIRECTORS:

LI3 GROUP, INC.

By:

Name: David Macias
Title: CEO/Chairman/Treasurer/Co-Founder

.

By: JA

Name: Jorge Aizcorbe
Title: President/Co-Founder